UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

December 23, 2021

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In the Matter of

360 Sports, Inc.
244 5th Avenue, Suite R260
New York, NY 10001

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11129

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360 Sports, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on December 23, 2021.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara L. Ransom
Office Chief